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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603
(No. and Street)

New York	N.Y.	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Purwin (212)223-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Timothy J. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading, L.P., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOË NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified in New York County
My Commission Expires August 20, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIDS Trading L.P.

Statement of Financial Condition
December 31, 2011

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BIDS Trading L.P.
Statement of Financial Condition
December 31, 2011

BIDS Trading L.P.
Index
December 31, 2011

Page(s)

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Report of Independent Auditors

To the Partners of BIDS Trading L.P.:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of BIDS Trading L.P. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

BIDS Trading L.P.
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 3,921,956
Receivable from brokers and dealers	1,842,541
Other assets	547,662
Due from Parent	294,022
Total assets	$ 6,606,181
Liabilities and Partners' Capital	
Accounts payable	$ 980,219
Other liabilities and accrued expenses	144,502
Total liabilities	1,124,721
Commitments and contingencies (Note 6)	
Partners' capital	
General partner	1
Limited partner	5,481,459
Total partners' capital	5,481,460
Total liabilities and partners' capital	$ 6,606,181

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

BIDS Trading L.P. (the "Company") was formed as a Delaware limited partnership on June 14, 2006. The Company is an agency broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners") and NYSE Euronext Inc. The Broker/Dealer Owners execute trades on which the company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS") which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. Significant Accounting Policies

Use of Estimates
The preparation of this Statement of Financial Condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of this Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes
As a partnership, the Company is not subject to U.S. Federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available to offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

For the year ended December 31, 2011, the company had no uncertain tax positions, therefore no provision for income tax is required in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2007, New York State - 2007, New York City - 2007.

3. Value of Financial Instruments

The carrying value of the Company's financial instruments, including receivables from brokers and dealers and accounts payable, approximates the fair value due to their short term nature.

4. Receivable From Brokers and Dealers

Receivables from brokers and dealers represents amounts of $101,538 on deposit with the Company's clearing broker and brokerage transaction fees receivable of $1,741,003 (see Note 7). In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

5. Employee Benefit Plan

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the plan is borne by the employees, the Company has no obligation relating to the Plan.

6. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company under the intercompany agreement based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate nonperformance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

7. Related Party Transactions

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 and amended April 1, 2011 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company.

On January 1, 2011 the Company entered into an additional services and expense agreement (the "Reverse Agreement") which allows Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company.

On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses.

For the year ended December 31, 2011, the Parent has made a non-cash capital contribution of $1,422,092 to the Company by waiving reimbursement of fees and expenses paid for the Company by the Parent, net of certain expenses paid for the Parent by the Company. In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further rights with respect to such payments or reimbursements. Additionally, on April 1, 2011 the Parent made a cash capital contribution in the amount of $2,000,000.

There were immaterial errors related to transactions with related parties contained within the Statement of Financial Condition at December 31, 2010 that were corrected through the Statement of Financial Condition at December 31, 2011. This correction resulted in an increase in the due from Parent of $255,859 and an increase in Retained Earnings of $255,859.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus an agreed upon mark-up.

The Company had the following balances and transactions with its Broker/Dealer Owners, NYSE Euronext, Inc., BIDS Canada and BIDS Holdings, exclusive of the amounts previously described within this footnote, as of and for the year ended December 31, 2011:

Cash	$ 3,921,956
Receivable from brokers and dealers	1,206,755
Other assets	286,859
Due from Parent	294,022
Accounts payable	779,516

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had Net Capital of $2,898,772, which was $2,786,300 in excess of the amount required of $74,981. The ratio of aggregate indebtedness to net capital was 0.39 to 1. The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (K)(2)(ii) of that Rule.

9. Liquidity

The Company has incurred net losses since its inception in 2006, primarily due to costs associated with building and maintaining the Company's software platform and running its daily business activities. The Company's Parent raised $5,000,000 of additional capital in 2011 from certain existing investors and believes that it will have adequate liquidity to finance its operations until at least the end of its fiscal year (ending December 31, 2012). While the Company's cash usage and operating plan for 2012 year end does not currently contemplate taking additional actions to reduce the use of cash, the Company could, if necessary, delay or forego certain discretionary expenditures in order to enable the Company to have sufficient cash on hand through the end of fiscal 2012. In the future, the Company may need to raise additional capital to fund operations and the Company cannot be certain that such funding will be available when required or on terms satisfactory to the Company. If the Company cannot raise such funds, it may not be able to develop or enhance its software platform, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which would likely have a material adverse impact on the Company's business, financial condition and results of operations.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory requirements to ensure its business operations can continue without interruption. Based on this evaluation, the Company's Parent has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions for a period of no less than one year starting from February 9, 2012.

10. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through February 28, 2012 (the date of the filing of this report). During this period, the Parent has waived reimbursement for $11,450 of expenses paid on behalf of the Company. The expenses have been recognized as capital contributions by the Parent to the Company. There have been no other material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2012.

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Report of Independent Accountants

To the Partners of
BIDS Trading L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BIDS Trading L.P. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 19, 2011 in the amount of $14,752 compared to check number 11405 dated July 19, 2011 obtained from the Company. Payment dated February 23, 2012 in the amount of $16,355 compared to check number 12057 dated February 23, 2012 obtained from the Company. Payment dated February 27, 2012 in the amount of $396 compared to check number 12058 dated February 27, 2012 obtained from the Company. No differences were noted.

2. Compared the listed prior overpayment applied of $150.00 to the SIPC Reviewer "Exceptions" as listed on the Company's Form SIPC-7 dated July 19, 2011.

3. Compared the Total Revenue amount reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $15,355,938 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

4. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $2,694,731 to December 31, 2011 trial balance obtained from the Company. No differences were noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $12,661,207 and $31,653, respectively of the Form SIPC-7. No differences were noted in the calculation of SIPC Net Operating Revenues on page 2, line 2d. No differences noted in the calculation of the General Assessment @ .0025 on page 2, line 2e.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012